UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

QUAD M SOLUTIONS, INC.
(Full Name of Registrant)

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-03319

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form N-SAR

For Period Ended: December 31, 2020

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-QSB

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Quad M Solutions, Inc.

115 River Road, Suite 151, Edgewater, NJ 07020

Address of Principal Executive Office (Street and Number)

PART II - RULE 12b-25(b)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

PART III - NARRATIVE

The Registrant’s quarterly report on Form 10-Q could not be filed within the prescribed time period because the Registrant encountered delays in its preparation of its financial statements.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Pat Dileo, CEO	(732)	423-5520
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [  ] No

(3)

Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of the anticipated change: Quad M Solutions, Inc. f/k/a Mineral Mountain Milling and Mining Company (the “Company”), was incorporated under the laws of the State of Idaho on August 4, 1932 for the purpose of mining and exploring for non-ferrous and precious metals. Until April 16, 2019, the Company had two wholly owned subsidiaries, Nomadic Gold Mines, Inc., an Alaska corporation, and Lander Gold Mines, Inc., a Wyoming corporation (the “MMMM Mining Subsidiaries”). On April 16, 2019, the Company entered into an agreement with an entity organized and controlled by Sheldon Karasik, the Company’s former CEO, Chairman and principal shareholder (the “MBO Agreement”), pursuant to which the Company divested itself of 75% of its equity interest in and 100% of the management and control of the MMMM Mining Subsidiaries to Sheldon Karasik’s new entity. Effective on September 15, 2019, the Company divested 6% of its remaining 25% equity interest in the MMMM Mining Subsidiaries to an unaffiliated third party, reducing its equity interest from 25% to 19%. Other than its minority equity interest, the Company has no control nor any involvement in the management or operations of the former MMMM Mining Subsidiaries. In connection with the divestiture of its 75% equity interest in the MMMM Mining Subsidiaries, the Company experienced a change in control transaction resulting in the resignation of the former officers and directors of Mineral Mountain Milling and Mining Company and the appointment of new management for the Company.

Since the end of its quarter ended April 30, 2019 and, to a greater extent, since the change in control transaction and the end of its fiscal year on September 30, 2020, the Company has been engaged through Quad M Solutions, Inc. and its operating subsidiaries in the staffing business offering small group self-insured healthcare plans and employee-owned health savings accounts principally to its target market of small and mid-sized employers and the growing gig economy by the Company. Reference is made to the disclosure contained in the Company’s Annual Report on Form 10-K for its year ended September 30, 2020 and to its Quarterly Report on Form 10-Q for the period ended December 31, 2019. During the quarter ended December 31, 2019, the Company generated revenues of approximately $220,000 but anticipates that as a result of the significant expansions of its new operations in the staffing business offering small group self-insured healthcare plans and employee-owned health savings accounts to its target market of small and mid-sized employers and the growing gig economy, it will generate approximately $9,000,000 during the quarter ended December 31, 2020.

As a result, the results of operations for the quarter ended December 31, 2020 will not be comparable to those for the same period of the prior fiscal year.

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Quad M Solutions, Inc.

Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 16, 2021	By:	/s/ Pat Dileo
Pat Dileo
Chief Executive Officer
(Principal Executive Officer and Principal Financial Officer and Accounting Officer)

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